Exhibit 99.1

Richmond Brothers, Inc.

3568 Wildwood Avenue
Jackson, Michigan 49202

May 24, 2018

Rockwell Medical, Inc.

30142 Wixom Road

Wixom, Michigan 48393
Attn: Board of Directors

Dear Members of the Board:

As you are aware, Richmond Brothers, Inc. (together with its affiliates, “Richmond Brothers” or “we”) beneficially owns approximately 10.9% of the outstanding shares of common stock of Rockwell Medical, Inc. (“Rockwell” or the “Company”). As the Company’s largest shareholder, we have read the Company’s recent press releases and Form 8-K filings (along with the unauthorized Form 8-K filed by Rob Chioini) with great interest.

Based on the public information available to us, we fully support the decision made by Rockwell’s Board of Directors (the “Board”) to terminate Mr. Chioini from his positions as the Company's President and Chief Executive Officer. In light of Chief Financial Officer Thomas Klema’s role in assisting Mr. Chioini in making the unauthorized filing in which Mr. Chioini seemingly attempted to “un-fire” himself, we also support the termination of Mr. Klema’s positions with the Company.

Richmond Brothers launched a proxy contest at the 2017 annual meeting of shareholders (the “2017 Annual Meeting”) because we believed that there was a desperate need for accountability at Rockwell after year’s of underperformance under Mr. Chioini’s leadership. Despite the successful election of our nominee, Mark Ravich, at the 2017 Annual Meeting, we were resigned to the fact that additional change was warranted after learning that Mr. Ravich had largely been shut-out of the boardroom and his requests for materials and access to the Company’s personnel were repeatedly denied. This caused us to publicly state in August 2017 that we had lost all confidence in Mr. Chioini’s ability to effectively oversee the Company and drive shareholder value. At the time, we made clear that given the Company’s significant financial and stock price underperformance and inability to monetize promising drugs Triferic and Calcitriol under Mr. Chioini’s leadership, we did not believe Mr. Chioini had proven himself capable of successfully leading the Company forward and were convinced that he should be replaced as Chairman and CEO immediately.

After nominating director candidates for election at the 2018 annual meeting of shareholders (the “2018 Annual Meeting”) with the intention of replacing Mr. Chioini and long-standing director Patrick J. Bagley, we ultimately reached an agreement with the Company in March 2018 to avoid an election contest. Pursuant to our agreement, two independent directors were added to the Board, the Company agreed to seek the declassification of the Board so that all directors are elected annually and Mr. Bagley agreed not to stand for re-election at the 2018 Annual Meeting.

Following this agreement, we were confident that Rockwell had an independent Board in place capable of effectively overseeing the Company. Shortly after the agreement was announced, we saw immediate corporate governance improvements at the Company, such as an independent director being named as Chairman of the Board and new committee chairpersons and compositions being announced. These announcements gave us confidence that Rockwell had the right Board in place, and, after reading about Mr. Chioini’s termination, our belief was only further strengthened.

We believe that the Board conducted a thorough review of the management team and came to the conclusion that Mr. Chioini was not the right person to lead Rockwell – a conclusion we publicly reached previously. We respect the Board’s decisiveness and believe the Company is in the hands of a Board that has shown itself willing and capable of making changes necessary to protect shareholders’ best interests. We are pleased to see that a search for a permanent CEO is already underway and are confident that the Special Transition Committee – consisting of Benjamin Wolin (who is also Chairman of the Board), Lisa Colleran and John Cooper – will provide effective oversight of the Company until the permanent CEO is identified. Ben, Lisa and John collectively have years of experience serving as public company CEOs and CFOs and bring track records of success that we believe will serve Rockwell shareholders well.

In our view, this Board understands the complexities of running a public drug company and the need to attract top talent to execute on the vision of Rockwell becoming a leader in delivering iron to patients worldwide. We believe Mr. Chioini’s departure is an important step to delivering transformational changes at the Company – we look forward to seeing additional improvements at the Company under this Board’s stewardship.

While we believe in this Board, we will also demand accountability from it as well. We want to publicly say to the Board: be disciplined, be determined and drive results.

Sincerely,

/s/ David S. Richmond

David S. Richmond
Richmond Brothers, Inc.